UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 13, 2026, the Company announced Week 182 data from its completed Phase 3 PaTHway Trial showing that long-term treatment with TransCon PTH (palopegteriparatide) demonstrated sustained efficacy and safety in adults with hypoparathyroidism. Over the three-and-a-half-year duration of the trial, TransCon PTH replicated the systemic actions of endogenous PTH, with a balanced, beneficial impact on the main target organ systems – CNS, kidney, small intestine, and bone – as demonstrated by improved quality of life and normalized and stable urine calcium, serum calcium, serum phosphate, and bone mineral density. These benefits were sustained while enabling independence from conventional therapy with active vitamin D and calcium.

Highlights of Week 182 Results from the Phase 3 PaTHway Trial

•	86% of patients were responders for the multi-component endpoint of (1) serum calcium in the normal range, (2) taking no active vitamin D, and (3) taking ≤600 mg/day of calcium.

•	89% of patients had normal albumin-adjusted serum calcium levels and a mean value of 8.8 mg/dL.

•	100% of patients achieved independence from active vitamin D, defined as not taking calcitriol or alfacalcidol.

•	96% of patients achieved independence from therapeutic doses of calcium, defined as taking <600 mg/day of calcium.

•

Significant improvements in kidney function were maintained, with mean (SE) eGFR of 80.2 (1.8) mL/min/1.73 m2 at Week 182, reflecting a mean (SE) increase of 11.0 (1.4) mL/min/1.73 m2 from baseline. Among patients randomized to TransCon PTH, eGFR increased from baseline through Week 38 and stabilized thereafter. After initiation of open-label treatment at Week 26, patients who had been receiving placebo in the double-blind period experienced a similar increase in eGFR. Following these eGFR increases, mean eGFR values were maintained through Week 182, in contrast to the expected typical age-related decline in eGFR in adults.[1]

•	Mean 24-hour urine calcium decreased substantially, normalized within 26 weeks, and remained normal through Week 182.

•

As measured by Hypoparathyroidism Patient Experience Scales (HPES), patients reported improvements in symptoms and health-related quality of life across all domains. Hypoparathyroidism-related physical and cognitive symptoms and impacts on physical functioning and daily life improved rapidly with TransCon PTH treatment and were maintained through Week 182.

•	As measured by SF-36, all subscale scores and component summary scores demonstrated rapid and clinically meaningful improvements with TransCon PTH treatment which were sustained through Week 182.

•	Mean BMD Z-scores (matched for age and sex) corrected from high baseline levels through Week 26 and remained above 0 through Week 182.

•

In the trial, TransCon PTH treatment was generally well-tolerated, with no new safety signals identified. Treatment-emergent adverse events (AEs) were mostly mild or moderate, and no discontinuations were related to study drug.

•	Over three and a half years of treatment, no patients developed anti-PTH antibodies.

[1]	Guppy M et al. BMJ Open. 2024;14(11):e089783. doi:10.1136/bmjopen-2024-089783

The PaTHway Trial of 82 adults with hypoparathyroidism (85% post-surgical, 15% non-surgical) included a 26-week randomized, double-blind, placebo-controlled period followed by a 156-week open-label extension (OLE) period, and measured a wide array of clinical, biochemical, and quality of life endpoints, consistent with the breadth of negative long-term impacts experienced by patients with hypoparathyroidism. Seventy-three of the original 82 patients enrolled (89%) completed the three-and-a-half-year trial. Endpoints included independence from conventional therapy (defined as <600 mg/day of calcium and no active vitamin D) and maintenance of normocalcemia (8.3 to 10.6 mg/dL). Renal function was assessed by estimated glomerular filtration rate (eGFR). Bone mineral density (BMD) measured by DXA scan was assessed at baseline and regular intervals through Week 182. Hypoparathyroidism-related symptoms and functional impacts were measured using the HPES. Health-related quality of life was measured using the 36-Item Short Form Survey (SF-36 version 2). Safety assessments included treatment-emergent AEs and 24-hour urine calcium excretion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 15, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer